











INVEST IN **OPENGRANTS**

A grant search engine and marketplace of independent grant consultants

PITCH VIDEO | INVESTOR PANEL

OPENGRANTS
The Easy Way to Win Grants
Check out this grant!
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opengrants.io/about Sacramento CA

Technology | Minority Owned | Fin Tech | Fundraising | Government

LEAD INVESTOR

Richard Wei

Government research grants, foreign aid funds, nonprofit grants. This team is revolutionizing how we fund research, those in need and those who help. This marketplace is being created at the perfect time. The technology being used to deliver transparency and traceability is the reason why such a business model is game changing. Their platform will lift all boats and invites all the right people including their competitors to be successful in reaching a more diverse array of solutions that humanity is looking for. Are you looking for equitable access to capital, this level of access is unprecedented. As excited as I am about the space, I also feel reassured by the number of success this team has under its belt and it's experience and network within the space.

Invested $10,000 this round

Highlights

1. 💰 $189K 2021 Revenue
2. 📈 29% user growth month-over-month with zero paid marketing
3. ❤️ Net Promoter Score is 80 and trending up
4. 💸 170% revenue growth YoY
5. ✅ 480 active users and 5,500 total users
6. 💪Backed by notable funds such as BoostVC, A100x, and Globivest
7. 🧠Team has experience building SaaS for the government, and raising millions in for startups
8. ✅ Rate of successful submission increased by 35% on average

Our Team

Sedale Turbovsky CEO & Founder

Sedale spent the last three years helping companies navigate the public funding space. A three-time founder and CEO, he previously lead this team in a successful startup studio venture.

The most brilliant minds in the world, are wasting up to 40% of their careers, looking for, writing and managing

founder and CEO, he previously lead this team in a successful startup studio venture.

The most brilliant minds in the world, are wasting up to 40% of their careers, looking for, writing and managing grants. If we are going to cure cancer, fix the climate or feed the world, we need grant funding to be efficient, equitable and accessible.

Hunter Petersen CTO & Co-Founder

Hunter and Sedale have worked together to deliver SaaS solutions for the last seven years. Hunter's mastery of computer science, coupled with impressive capacity for creative problem solving make him an exceptional CTO.

Pachia Cha Co-Founder, Lead Developer UX/UI

Pachia's previous experience includes key development roles at a variety of startups including Tenkiv, Waffle, and Athena. A full-stack developer with a master's degree in electrical engineering, Pachia drives software development.

Cody Hanson COO & Co-Founder

Cody spent the last five years supporting global startups and corporates at Singularity University. He brings a wealth of marketing and operations experience, as well as a rich network of policy makers and thought leaders.

Transparent and equitable access to trillions in grant funding.

Grant funds are unique, they require no-repayment, and are non-dilutive. These funds are typically the first resources deployed to combat everything from natural disasters to tackling deep tech challenges from cancer to climate technology. Unfortunately this critical resource struggles with significant issues around efficiency, transparency, traceability and equity.

We must implement solutions that modify how grant funding operates, in ways that do not impact the core tenets of the system. In other words, we must protect and empower all peoples' abilities to develop new solutions, create value, and make progress.



THE PROBLEM

30% of grant funding is wasted.

40% of grantseekers time is spent in searching for and applying for grants, instead of doing critical research and work.

This equates to **thousands of hours of lost time** and **billions in wasted funding** for everyone involved.

We've built a grant search engine and powered it with the most comprehensive database of public and private grant funding. We're layering on features like recommended grants, custom query search, team collaboration, confidence scores and automated alerts to create the most valuable grant search tool in the industry.



OUR SOLUTION

Modern fintech infrastructure for deploying funding **that's more efficient, secure, flexible.**

Searchless grant discovery to efficiently connect searchers to grant funding and grant consultants.

The ultimate goal of this platform is to support awarding of grants via single profiles which are efficiently linked to networking of grant funders. We serve state and federal government agencies, local governments, global NGOs, private foundations, family offices, and any other organization that needs to distribute funding in a streamlined, modern and data-driven manner.



TRACTION

5.5K+
Small businesses and startups ready to be connected to grant funding on OpenGrants.

70%
Average success rate for securing funding. More than twice the national average.

+29%
User growth MoM with no paid marketing or investment into SEO or growth strategies.

The future of grant funding has no applications. The current approach to awarding funding is something that is simply a hold-over from another era. At best, this practice is still around because of a lack of the correct tools. Similar to modern loans generated by lenders with a continuous understanding of your financials, the future of grant funding is based on a trustless ecosystem, where capital partners have all of the data they need to approve and provide funding, while managing their risk.







THE MARKET

$1.2B
$5.8B
$10.2B
2021
Local Government (US)
Provide our platform to improve grant access and capital efficiency for local governments across the US.
2021 - 2022
Federal Grant Funding (US)
Provide our infrastructure to source applicants and deploy grant funds using modern financial tools.
2023
Global Grant Funding
Provide our infrastructure to source applicants and manage grant funds on a global scale.

Our future roadmap includes a robust web3 strategy, post-award grant management, and a capital holding and distribution product with tools for reporting, auditing and compliance. This serves the needs of both applicants and funders, while enabling new transparency into funding effectiveness, including historical performance and benchmarks for mandated metrics like diversity and team size. Administrators will gain real-world insights on desired impacts, something that is remarkably rare today.

REVENUE MODEL

Marketplace	+	DaaS
20%		**90%**
Our take rate in the marketplace.		Our revenue is expected to come from our data products driven by the marketplace.

TEAM

We're an experienced founding team with a seven-year history of collaboration.

Our experience includes winning, multi-million dollar grants, developing enterprise SaaS platforms for the government and raising millions in funding for venture backed startups.

Sedale Turbovsky
CEO
Cody Hanson
COO
Hunter Petersen
CTO
Pachia Cha
Software Engineer
Kate Newton
Partnerships
Kinzie Hales
Customer Success

We are specifically engaged in a mission to include our ecosystem and community partners as financial partners in this venture. For that reason, contractors on our platform have access to $GRANT and can receive equity in the company. Additionally, we are raising capital using a variety of tools to ensure that taxpayers and citizens around the world can participate in developing this company into the source of public good that it should be.

Our focus over the next few years will be to continue to embrace an API-first future, where OpenGrants will efficiently provide ecosystem data and grant matching tools, as well as modern financial infrastructure. We seek to become global, public infrastructure, that is in part, owned by the public. Integrations with our partners will support the quality and capabilities of the ecosystem overall, further enriching our own data products and improving the ML and AI driven matching and evaluation features.

Case Studies

ChicoStart is a business incubator for startups and a community for entrepreneurs located in rural northern California. With a myriad of activities and companies to support, their main constraint is bandwidth and human capital. They struggled to get the right information about grant funding to the correct people in a timely fashion. They also know that grants are an important source of funding, but lack the time and ability to extend that knowledge and understanding to their portfolio of startups.

They engaged OpenGrants in an early BETA of the platform to explore the impacts of the tool on their community of startup founders and stakeholders. As a result of the pilot, seven companies submitted grant applications during that

a result of the pilot, seven companies submitted grant applications during that quarter, and a few were recently awarded several million dollars in funding for their projects. ChicoStart was also recently awarded NSF funding for their work in supporting this ecosystem.

Eva Nicole, Executive Director at ChicoStart and a Director of The Center for Entrepreneurship at CSU Chico: "We're grateful that someone took a hard look at the unnecessary complexities of the grants market and decided to fix it. We value OpenGrants' ability to provide us timely information on grants that we otherwise wouldn't have time to look for. This helps us provide relevant info to our startups, partnerships and Chicostart itself. We're excited to pursue a partnership that will benefit our ecosystem in the future."



Case Study 2

Vesto was founded in 2019 with the goal of creating a simple and easy-to-use digital banking platform powered by cryptocurrency. They're now focused on banking-as-a-service to help financial institutions take advantage of blockchain and digital currencies.

Aaron Brown, Co-founder and COO:



"There's a lot of compliance that a financial institution needs to do, and blockchain provides a much higher level of security than typical databases. Being able to have financial products on the blockchain-based on smart contracts is the next generation of the financial institution. We have collateralized interest income and loans based on the digital wallet holder's balance. Blockchain really makes finance consumer-centric rather than institution-centric.

We have IP that we think is very unique. Regulators around the world are trying to figure out how to audit to make sure transactions are real. The grant that we just worked on with the help of a consultant we found on OpenGrants will be used to establish a technology that we patented, that allows for those regulators to successfully audit transactions.

To me, as a small business person, whether it's grants or any other sort of bureaucratic regulatory issues, it's difficult to become an expert. You're the chef, cook and bottle washer in a small business. Partnering with a company like OpenGrants means you don't have to understand all the nuances of how grants work, and you don't have to go find the grants.

What I've learned is that it's not just about having a grant writer, it's also having someone who's knowledgeable in the space and has connections and relationships with the state and federal governments that are providing the grants. Also, things move around and budgets change. Having an expert partner to be that resource, rather than having to learn and do it all yourself, is so useful.

OpenGrants helps to cut through the bureaucracy. It doesn't feel like you're working with a government entity. Those were nightmares for me going back 10 or 15 years. My goodness, the applications are ridiculous. OpenGrants cuts through all that.

The fact that OpenGrants help small businesses with this stuff was music to my ears because I'm a third generation small business owner, and if you can learn how to take advantage of free non-dilutive money, that can make all the difference. Especially because there's a lot of money that people don't even know they're eligible for."

● ADVISORS

Our advisors are subject matter experts with deep connections to key industry actors including the U.S. Small Business Administration, The Office of The Governor of California, Accenture, Momentum, and MXV Ventures.

    

Shawn Garvey
CEO, Momentum

Sadie St. Lawrence
Founder, Women in Data

Jason Law
Political Advisor

Melissa Granville
Program Director, Capitol Impact

Andy Hollingsworth
Sr. Digital Product Manager, Quicken Loans

 

Bill Mitchel
Public Strategy Formerly Microsoft

Terry Carlone
Investor, Attorney

Wendy Diamond
Investor, Founder, Activist

● INVESTORS

We are backed by an incredible network of angel investors and these notable funds below. Our investors include visionaries at the frontiers of technology, product experts, and veteran operators in the government consulting space.

  

  